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Exhibit 12

IRON MOUNTAIN INCORPORATED

STATEMENT OF THE CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,
						Six Months Ended June 30, 2008	Six Months Ended June 30, 2009
	2004	2005	2006	2007	2008
Earnings:
Income before Provision for Income Taxes	$166,735	$197,018	$224,218	$223,024	$224,867	$112,943	$159,794
Add: Fixed Charges	240,270	245,431	264,211	308,871	330,088	164,161	151,358

	$407,005	$442,449	$488,429	$531,895	$554,955	$277,104	$311,152

Fixed Charges:
Interest Expense, Net	$185,749	$183,584	$194,958	$228,593	$236,635	$119,776	$110,696
Interest Portion of Rent Expense	54,521	61,847	69,253	80,278	93,453	44,385	40,662

	$240,270	$245,431	$264,211	$308,871	$330,088	$164,161	$151,358

Ratio of Earnings to Fixed Charges	1.7x	1.8x	1.8x	1.7x	1.7	1.7x	2.1x

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  Exhibit 12